UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

K12 Inc.
(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
48273U 102
(CUSIP Number)
Scott R. Haber
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111
(415) 391-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 27, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48273U 102

1	NAMES OF REPORTING PERSONS Learning Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,665,083 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,665,083 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,665,083 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Percentage ownership based on shares of Common Stock outstanding as of December 20, 2010. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102

1	NAMES OF REPORTING PERSONS Learning Group Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		399,171 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		399,171 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

399,171 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Percentage ownership based on shares of Common Stock outstanding as of December 20, 2010. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102

1	NAMES OF REPORTING PERSONS Hampstead Associates, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,522 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,522 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,522 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Percentage ownership based on shares of Common Stock outstanding as of December 20, 2010. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102

1	NAMES OF REPORTING PERSONS Cornerstone Financial Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	48273U 102

1	NAMES OF REPORTING PERSONS Knowledge Industries LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	48273U 102

1	NAMES OF REPORTING PERSONS Knowledge Universe Learning Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,374 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,415,083 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,374 shares

WITH	10	SHARED DISPOSITIVE POWER

7,415,083 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,419,457 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Percentage ownership based on shares of Common Stock outstanding as of December 20, 2010, assuming the conversion of the Special Stock into shares of Common Stock. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102

1	NAMES OF REPORTING PERSONS Knowledge Universe LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,522 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,522 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,522 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Percentage ownership based on shares of Common Stock outstanding as of December 20, 2010. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102

1	NAMES OF REPORTING PERSONS KCDL Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,750,000 shares (Common Stock issuable upon conversion of Series A Special Stock)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,750,000 shares (Common Stock issuable upon conversion of Series A Special Stock)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,750,000 shares (Common Stock issuable upon conversion of Series A Special Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Percentage ownership based on shares of Common Stock outstanding as of December 20, 2010, assuming the conversion of the Special Stock into shares of Common Stock. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102

1	NAMES OF REPORTING PERSONS Lowell J. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		61,895 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,820,150 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,895 shares

WITH	10	SHARED DISPOSITIVE POWER

7,820,150 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,882,045 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Percentage ownership based on shares of Common Stock outstanding as of December 20, 2010, assuming the conversion of the Special Stock into shares of Common Stock. See Item 5 of this Schedule 13D.

CUSIP No.	48273U 102

1	NAMES OF REPORTING PERSONS Michael R. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,820,150 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

7,820,150 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,820,150 shares (includes 2,750,000 shares of Common Stock issuable upon conversion of Series A Special Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Percentage ownership based on shares of Common Stock outstanding as of December 20, 2010, assuming the conversion of the Special Stock into shares of Common Stock. See Item 5 of this Schedule 13D.

The Reporting Persons (other than KCDL (as defined below)) have previously filed statements on Schedule 13G related to the common stock, par value $0.0001 per share (the “Common Stock”), of K12 Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Schedule 13D as a result of the acquisition of beneficial ownership of shares of Common Stock by KCDL described herein, and will continue to report on Schedule 13D unless and until the Reporting Persons become eligible to report on Schedule 13G in the future. This Schedule 13D supersedes the previously filed statements on Schedule 13G and constitutes Amendment No. 3 to the Schedule 13G.

Item 1.	Security and Issuer
This Schedule 13D relates to the Common Stock of the Company. The address of the principal executive office of the Company is 2300 Corporate Park Drive, Herndon, Virginia 20171.

Item 2.	Identity and Background
This Schedule 13D is being filed by Learning Group LLC, a Delaware limited liability company (“Learning Group”), Learning Group Partners, a California general partnership (“Learning Group Partners”), Hampstead Associates, L.L.C., a Delaware limited liability company (“Hampstead”), Cornerstone Financial Group LLC, a California limited liability company (“Cornerstone”), Knowledge Industries LLC, a California limited liability company (“Knowledge Industries”), Knowledge Universe Learning Group LLC, a Delaware limited liability company (“KULG”), Knowledge Universe LLC, a California limited liability company (formerly known as Ridgeview Associates, LLC) (“KU”), KCDL Holdings LLC, a Delaware limited liability company (“KCDL”), Lowell J. Milken and Michael R. Milken.
Learning Group, Learning Group Partners, Hampstead, Cornerstone, Knowledge Industries, KULG, KU, KCDL, Lowell J. Milken and Michael R. Milken are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto. The address of the principal office of Reporting Persons is 1250 Fourth Street, Santa Monica, California 90401.
The principal business of Learning Group, Learning Group Partners, Knowledge Industries, KULG, Cornerstone and Hampstead is to acquire interests in, directly or indirectly, and/or operate other companies and businesses primarily, but not limited to, companies and businesses engaged in education. The principal business of KU is to act as the manager and as a member of Hampstead. The principal business of KCDL is to hold the Special Stock (as defined below). The principal activities of Michael R. Milken are philanthropy and to serve as a director and officer of KUE Management Inc., the general partner of Knowledge Universe Education L.P. (“KUE”). The principal activities of Lowell J. Milken are philanthropy and to serve as a director and officer of Knowledge Universe Limited LLC and KUE-related entities. The principal activity of KUE is to engage in for-profit activities involving the education field, including through its ownership of Learning Group and KCDL. The address of the principal office of KUE Management Inc. and KUE is 1250 Fourth Street, Santa Monica, California 90401. Lowell J. Milken and Michael R. Milken are United States citizens.

The name, citizenship, business address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers, if any, managers, if any, and directors, if any, of the Reporting Persons are set forth in Appendix I hereto, which is incorporated herein by reference.
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the individuals named in Appendix I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The shares of Common Stock held by the Reporting Persons are held of record by Learning Group, Learning Group Partners, Hampstead, KULG and Mr. Lowell J. Milken, respectively. The shares of Special Stock held by the Reporting Persons are held of record by KCDL. Cornerstone and Knowledge Industries previously held shares of Common Stock but as of the date hereof do not hold, directly or indirectly, any shares of Common Stock.
The amount of funds used to purchase the shares of Common Stock held directly by Learning Group was approximately $25,151,800. The source of the funds was working capital.
The shares of Common Stock held directly by Learning Group Partners were acquired through an affiliate of Learning Group Partners for approximately $2,278,200 and subsequently transferred to Learning Group Partners. The source of the funds was working capital of the affiliate.
The shares of Common Stock held directly by Hampstead were acquired through an affiliate of Hampstead for approximately $7,800 and subsequently transferred to Hampstead. The source of the funds was working capital of the affiliate.
Of the shares previously held by Cornerstone, 1,371 shares of Common Stock were acquired upon cashless exercise of a warrant issued to Cornerstone in connection with debt financing provided by Cornerstone to the Company in 2003, and 82,503 shares of Common Stock were acquired upon cashless exercise of a warrant which was originally issued to an affiliate of Cornerstone that provided debt financing to the Company in 2001 and which was subsequently transferred to Cornerstone. The sources of the respective debt financings were working capital of Cornerstone and working capital of such affiliate.
The shares of Common Stock previously held by Knowledge Industries were acquired upon cashless exercise of a warrant. The warrant was originally issued to an affiliate of Knowledge Industries that provided debt financing to the Company in 2001 and was subsequently transferred to Knowledge Industries. The source of the debt financing was working capital of the affiliate.

The shares of Common Stock held directly by KULG were acquired upon cashless exercise of a warrant. The warrant was originally issued to an affiliate of KULG that provided debt financing to the Company in 2003 and was subsequently transferred to KULG. The source of the debt financing was working capital of the affiliate.
Of the shares held directly by Mr. Lowell J. Milken, 20,000 shares of Common Stock were acquired in August 2008 upon exercise of stock options that he was granted as a director of the Company for approximately $141,600. The source of the funds was personal funds. Mr. Lowell J. Milken directly acquired 41,895 shares of Common Stock in February 2011 upon a pro rata distribution by Cornerstone of its shares of the Company to its members.
The shares of Series A Special Stock, par value $0.0001 per share (the “Special Stock”), held by KCDL were acquired pursuant to an Agreement and Plan of Merger, dated as of July 23, 2010 (the “Merger Agreement”), among the Company, Kayleigh Sub Two LLC (“LLC Merger Sub”), Kayleigh Sub One Corp. (“Corporate Merger Sub”), KCDL and KC Distance Learning, Inc. (“KC Distance”), pursuant to which the Company acquired by merger of all of the equity interests of KC Distance from KCDL. As consideration for the acquisition, the Company issued a total of 2,750,000 shares of Special Stock to KCDL. As of July 23, 2010, the estimated value of the consideration exchanged for the Special Stock was $63,112,500. The Merger Agreement is attached as Exhibit 2 hereto and incorporated by reference herein.

Item 4.	Purpose of the Transaction
The Common Stock and Special Stock held by the Reporting Persons was acquired for investment purposes. The Reporting Persons intend to review continuously their equity position in the Company and, subject to the Stockholders Agreement and depending upon price and availability, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may decide to increase, decrease or maintain the size of their investment in the Company.
Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2, above, with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
The Reporting Persons beneficially own an aggregate of 7,882,045 shares of Common Stock, including 5,132,045 shares of Common Stock and 2,750,000 shares of Special Stock which is convertible into 2,750,000 shares of Common Stock. The shares of Common Stock and Special Stock beneficially owned by Reporting Persons represent, in the aggregate, approximately 23.3% of the outstanding Common Stock, assuming the conversion of the Special Stock into shares of Common Stock. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 31,102,258 shares of Common Stock outstanding as of December 20, 2010. Unless otherwise stated, the percentage ownership amounts stated herein are based on the outstanding Common Stock and do not assume the conversion of the Special Stock into shares of Common Stock.

Learning Group holds directly 4,665,083 shares of Common Stock, representing approximately 15.0% of the outstanding Common Stock.
KULG holds directly 4,374 shares of Common Stock, representing less than 0.1% of the outstanding Common Stock. KULG also may be deemed to be a controlling person of Learning Group and KCDL, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the securities owned of record by Learning Group and KCDL. The shares of Common Stock that KULG may be deemed to hold directly and indirectly represent approximately 21.9% of the outstanding Common Stock, assuming the conversion of the Special Stock into shares of Common Stock
Learning Group Partners holds directly 399,171 shares of Common Stock, representing approximately 1.3% of the outstanding Common Stock.
Hampstead holds directly 1,522 shares of Common Stock, representing less than 0.1% of the outstanding Common Stock. KU is the manager and a member of Hampstead, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the 1,522 shares of Common Stock owned of record by Hampstead, representing less than 0.1% of the outstanding Common Stock.
As of December 31, 2010, Cornerstone held directly 83,874 shares of Common Stock, representing approximately 0.3% of the outstanding Common Stock. On February 2, 2011, Cornerstone made a pro rata distribution of 83,874 shares of Common Stock to its members, including 41,895 shares of Common Stock to Lowell J. Milken and the remaining shares of Common Stock to other individuals who are not Reporting Persons, and ceased to be a Reporting Person. As of the date hereof, Cornerstone does not hold, directly or indirectly, any shares of Common Stock.
On December 31, 2010, Knowledge Industries made a gift to a non-profit foundation of the 82,503 shares of Common Stock it held directly, representing approximately 0.3% of the outstanding Common Stock, and ceased to be a Reporting Person. As of the date hereof, Knowledge Industries does not hold, directly or indirectly, any shares of Common Stock.
KCDL holds directly 2,750,000 shares of Special Stock which are convertible into 2,750,000 shares of Common Stock, representing approximately 8.1% of the outstanding Common Stock, assuming the conversion of the Special Stock into shares of Common Stock. The shares of Special Stock were issued on July 23, 2010. At a special meeting of stockholders of the Company held on January 27, 2011, the holders of a majority of the outstanding shares of Common Stock approved the voting rights and rights of conversion of the Special Stock, and from and after such approval the Special Stock has been and is entitled to vote on all matters presented to the holders of Common Stock (other than for the election and removal of directors, on which the holders of Special Stock have no vote) and the Special Stock is convertible into an equal number of shares of Common Stock.
Lowell J. Milken directly holds 61,895 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock. Lowell J. Milken may be deemed to be a controlling person of each of Learning Group, KULG, Learning Group Partners, Hampstead, KU, Cornerstone and KCDL and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, an aggregate of 7,820,150 shares of Common Stock beneficially owned by such entities, but disclaims such beneficial ownership. The shares of Common Stock which Lowell J. Milken owns directly and which he may be deemed to own indirectly represent approximately 23.3% of the outstanding Common Stock, assuming the conversion of the Special Stock into shares of Common Stock.

Michael R. Milken may be deemed to be a controlling person of each of Learning Group, KULG, Learning Group Partners, Hampstead, KU, Knowledge Industries and KCDL, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, an aggregate of any 7,820,150 shares of Common Stock beneficially owned by such entities (which represent approximately 23.1% of the outstanding shares of Common Stock, assuming the conversion of the Special Stock into shares of Common Stock), but disclaims such beneficial ownership.
The persons named in Item 5 of this Schedule 13D may be deemed to be a group with respect to the securities of the Company which they hold directly or indirectly. Such persons disclaim such group membership.
Except as described herein, none of the Reporting Persons or any other person named in Item 2, above, has effected any transactions in the Shares in the past 60 days. Except as described in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On July 23, 2010, the Company entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, (i) KC Distance merged with Corporate Merger Sub, with KC Distance continuing as the surviving corporation of the merger (the “First Merger”), and (ii) immediately after the First Merger, KC Distance (as the surviving corporation of the First Merger) merged with LLC Merger Sub, with LLC Merger Sub continuing as the surviving entity of the merger (the “Second Merger” and together with the First Merger, the “Mergers”). The Mergers were consummated on July 23, 2010 following the execution of the Merger Agreement. As a result of the Mergers, the surviving entity of the Second Merger is now a wholly-owned subsidiary of the Company. As consideration in the First Merger, the Company issued a total of 2,750,000 shares of Special Stock to KCDL. The shares of Special Stock have the terms described below. The Merger Agreement includes a customary adjustment for the net working capital and closing debt of KC Distance as of the closing of the Mergers.
The Company designated the Special Stock in a Certificate of Designations, Preferences and Relative and Other Special Rights of Series A Special Stock (the “Series A Certificate of Designations”). The Series A Certificate of Designations was filed with the Secretary of State of the State of Delaware and became effective on July 23, 2010. At a special meeting of stockholders of the Company held on January 27, 2011, the holders of the outstanding shares of Common Stock approved the voting rights and rights of conversion of the Special Stock, and from and after such approval the Special Stock has been and is entitled to vote on all matters presented to the holders of Common Stock (other than for the election and removal of directors, on which the holders of Special Stock have no vote) and the Special Stock is convertible into an equal number of shares of Common Stock, subject to anti-dilution adjustments, at the election of the holder or automatically upon (i) a transfer of the shares of

Special Stock to any person or entity other than KCDL or an affiliate of KCDL who has signed a joinder to the Stockholders Agreement or (ii) at the close of business on the date, if any, as such holder of the Special Stock has received all consents and approvals required under (A) applicable non-competition, restraint of trade or pre-acquisition notification laws, (B) control share and other anti-takeover laws, and (C) the Delaware General Corporation Law, for such holder to acquire and own all of the shares of Common Stock issuable upon such conversion of all shares of Special Stock held by such holder.
Concurrently with the execution of the Merger Agreement, the Company, LLC Merger Sub, Corporate Merger Sub, Learning Group, Learning Group Partners, Knowledge Industries and Cornerstone entered into a Voting Agreement dated as of July 23, 2010 (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, Learning Group, Learning Group Partners, Knowledge Industries and Cornerstone agreed to vote in favor of the approval of voting and conversion rights of the Special Stock by the Company’s stockholders.
Concurrently with the execution of the Merger Agreement, KCDL, Learning Group, Learning Group Partners, Knowledge Industries, Cornerstone and the Company entered into a Stockholders Agreement dated as of July 23, 2010 (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, KCDL, Learning Group, Learning Group Partners, Knowledge Industries and Cornerstone agreed to a standstill limitation regarding actions related to the acquisition of shares of voting securities of the Company for a term of one year. In addition, pursuant to the Stockholders Agreement, KCDL, Learning Group, Learning Group Partners, Knowledge Industries and Cornerstone agreed to transfer restrictions on their shares of stock of the Company (including the Special Stock) for a term of up to one year from the date of the closing of the Mergers, and the Company granted KCDL, Learning Group, Learning Group Partners, Knowledge Industries and Cornerstone demand registration rights related to the shares acquired in the Mergers.
Concurrently with the execution of the Merger Agreement, Learning Group gave a limited guarantee (the “Limited Guarantee”) in favor of the Company and KC Distance Learning. Pursuant to the Limited Guarantee, Learning Group guaranteed to the Company and KC Distance Learning the payment, performance and discharge of certain contingent obligations of KCDL under the Merger Agreement.
Concurrently with the execution of the Merger Agreement, the Company, KCDL, KC Distance Learning and KUE, an affiliate of KCDL, entered into a Non-Competition and Non-Solicitation Agreement dated as of July 23, 2010 (the “Non-Competition and Non-Solicitation Agreement”), pursuant to which KUE agreed that, until July 23, 2013, neither it nor its direct and indirect controlled subsidiaries, including KCDL and Learning Group, would (i) operate, own or manage any business which directly competes with the business of KC Distance Learning, except ownership, operation or management of certain permitted investments, and (ii) directly or indirectly recruit or solicit for employment, hire or employ, or induce or attempt to induce any termination of employment or hiring of certain specified protected employees, including employees of KC Distance Learning.
The Merger Agreement, Series A Certificate of Designations, Voting Agreement, Stockholders Agreement, Limited Guarantee and Non-Competition and Non-Solicitation Agreement are attached as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6 and Exhibit 7, respectively, to this Schedule 13D. The summary descriptions of the Merger Agreement, Series A Certificate of Designations, Voting Agreement, Stockholders Agreement, Limited Guarantee and Non-Competition and Non-Solicitation Agreement in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to each such agreement or instrument, each of which is incorporated herein by reference.

Item 7.	Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement dated as of February 4, 2011

Exhibit 2:	Merger Agreement by and among the Company, LLC Merger Sub, Corporate Merger Sub, KCDL and KC Distance Learning (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on July 26, 2010)

Exhibit 3:	Series A Certificate of Designations (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on July 26, 2010)

Exhibit 4:	Voting Agreement dated as of July 23, 2010 among the Company, KCDL, Learning Group, Learning Group Partners, Knowledge Industries, Cornerstone and the other parties thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on July 26, 2010)

Exhibit 5:	Stockholders Agreement dated as of July 23, 2010 among the Company, KCDL, Learning Group, Learning Group Partners, Knowledge Industries and Cornerstone (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on July 26, 2010)

Exhibit 6:	Limited Guarantee dated as of July 23, 2010 among the Company, KC Distance Learning and KCDL

Exhibit 7:	Non-Competition and Non-Solicitation Agreement dated as of July 23, 2010 among the Company, KCDL, KC Distance Learning and KUE
[Signature Page Follows]

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 4, 2011	Learning Group LLC, a Delaware limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 4, 2011	Learning Group Partners, a California general partnership
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 4, 2011	Hampstead Associates, L.L.C., a Delaware limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 4, 2011	Cornerstone Financial Group LLC, a California limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 4, 2011	Knowledge Industries LLC, a California limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 4, 2011	Knowledge Universe Learning Group LLC, a Delaware limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 4, 2011	Knowledge Universe LLC, a California limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Secretary

Dated: February 4, 2011	KCDL Holdings LLC, a Delaware limited liability company
/s/ Stanley E. Maron
By: Stanley E. Maron,
Its: Manager

Dated: February 4, 2011	/s/ Lowell J. Milken
Lowell J. Milken,
an individual

Dated: February 4, 2011	/s/ Michael R. Milken
Michael R. Milken,
an individual

APPENDIX I
The following are the names, principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the individual directors, executive officers and managers, if any, of each of the Reporting Persons. Each individual listed below is a United States citizen.
The Managers of Learning Group LLC are Michael R. Milken and Lowell J. Milken.
The Managing Partners of Learning Group Partners are Michael R. Milken and Lowell J. Milken.
The Manager of Cornerstone Financial Group LLC is Stanley E. Maron. Mr. Maron’s principal occupation is a partner in the law firm of Maron & Sandler, P.C. The business address of Mr. Maron and the address of Maron & Sandler, P.C. is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.
The Manager of Knowledge Industries LLC is Ralph Finerman. Mr. Finerman’s principal occupation is President of RFG Financial Group Inc., which is a financial consulting firm. The business address of Mr. Finerman and the address of RFG Financial Group is 1250 Fourth Street, Suite 580, Santa Monica, California 90401.
The Directors of Knowledge Universe Learning Group LLC are Steven J. Green, Jeffrey M. Safchik, Mr. Finerman, Mr. Maron and Michael R. Milken, who also serves as President. Mr. Green’s principal occupation is an investor and his business address is 2601 South Bayshore Drive, Suite 800, Coconut Grove, Florida 33133. Mr. Safchik’s principal occupation is Managing Director and Chief Financial Officer of Greenstreet Partners, L.P., the principal business of which is investment and management. The business address of Mr. Safchik and the address of Greestreet Partners, L.P. is 2601 South Bayshore Drive, Suite 800, Coconut Grove, Florida 33133.
The Managers of Knowledge Universe LLC are Michael R. Milken and Lowell J. Milken.
The Manager of KCDL Holdings LLC is Stanley E. Maron.

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated as of February 4, 2011

Exhibit 2:	Merger Agreement by and among the Company, LLC Merger Sub, Corporate Merger Sub, KCDL and KC Distance Learning (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on July 26, 2010)

Exhibit 3:	Series A Certificate of Designations (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on July 26, 2010)

Exhibit 4:	Voting Agreement dated as of July 23, 2010 among the Company, KCDL, Learning Group, Learning Group Partners, Knowledge Industries, Cornerstone and the other parties thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on July 26, 2010)

Exhibit 5:	Stockholders Agreement dated as of July 23, 2010 among the Company, KCDL, Learning Group, Learning Group Partners, Knowledge Industries and Cornerstone (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on July 26, 2010)

Exhibit 6:	Limited Guarantee dated as of July 23, 2010 among the Company, KC Distance Learning and KCDL

Exhibit 7:	Non-Competition and Non-Solicitation Agreement dated as of July 23, 2010 among the Company, KCDL, KC Distance Learning and KUE